Investment in Samsung Corporation and other Companies by Shinhan Bank

Under the reporting and disclosure rules of the Korea Exchange and Financial Supervisory Service of Korea, companies listed on the Korea Exchange and their major subsidiaries should report the amount of their capital investment in 3rd party companies when the aggregate total amount of investment executed within the current fiscal year exceeds 5% of their total stockholders’ equity. In case of those companies with total assets of KRW 2 trillion or more, the percentage standard decreases to 2.5% from 5%. When calculating the investment amount, the amount previously reported should be excluded.

On February 13, 2006, Shinhan Bank, our wholly-owned bank subsidiary, had its aggregate total amount of investment exceed 2.5% of its total stockholders’ equity with additional capital investment in Samsung Corporation. Purchasing 100,000 additional common shares, Shinhan Bank’s ownership in Samsung Corporation increased to 4.01% or 6,271,110 common shares as of February 13, 2006.

The following is a summary of the capital investment by Shinhan Bank from November 25, 2005 to February 13, 2006.

				Accumulated %
			Acquisition Price	Ownership after the
Name of Company	Business Scope	Acquisition Date	(KRW)	acquisition
Neo Energy Korea	Manufacturing organic compound	25-Nov-05	600,000,000	5.87

Samsung Corporation	Trading and Retail Business	25-Nov-05	4,377,896,020	3.34

Heungduk RED	House Supply	25-Nov-05	600,000,000	12.00

Samsung Corporation	Trading and Retail Business	28-Nov-05	9,008,557,050	3.64

Samsung Corporation	Trading and Retail Business	29-Nov-05	4,088,296,210	3.77

Samsung Corporation	Trading and Retail Business	30-Nov-05	2,267,515,250	3.85

Jeonbuk Bank	Commercial Banking	30-Nov-05	710,555,340	0.21

Samsung Corporation	Trading and Retail Business	1-Dec-05	601,308,200	3.87

Jeonbuk Bank	Commercial Banking	1-Dec-05	142,742,600	0.25

Jeonbuk Bank	Commercial Banking	2-Dec-05	498,742,340	0.39

Jeonbuk Bank	Commercial Banking	5-Dec-05	295,527,330	0.48

SK Telecom	Mobile Telecommunication	5-Dec-05	9,528,500,000	0.06

Jeonbuk Bank	Commercial Banking	6-Dec-05	37,467,430	0.49

Samsung Corporation	Trading and Retail Business	7-Dec-05	963,407,940	3.90

Jeonbuk Bank	Commercial Banking	7-Dec-05	140,165,920	0.53

Olive Nine	Producing Media Contents	8-Dec-05	1,352,284,988	4.42

Samsung Corporation	Trading and Retail Business	8-Dec-05	3,882,879,000	4.02

Jeonbuk Bank	Commercial Banking	8-Dec-05	497,784,680	0.68

Samsung Corporation	Trading and Retail Business	9-Dec-05	3,030,480,450	4.10

Jeonbuk Bank	Commercial Banking	9-Dec-05	397,307,110	0.80

MKOF	Investing	14-Dec-05	10,500,000,000	8.40

Cowell Renaissance	Investing	15-Dec-05	3,000,000,000	10.00

Samsung Corporation	Trading and Retail Business	16-Dec-05	3,943,035,090	4.23

GyeongGi Express	Construction	20-Dec-05	24,000,000,000	10.00

SK Telecom	Mobile Telecommunication	21-Dec-05	7,169,880,000	0.11

Pentaport SPC	Construction & Service	21-Dec-05	3,000,000,000	5.00

Pentaport (AMC)	Construction & Service	21-Dec-05	15,000,000	5.00

Olive Nine	Producing Media Contents	27-Dec-05	1,004,337,043	4.42

Samsung Corporation	Trading and Retail Business	18-Jan-06	229,229,000	3.84

Jeonbuk Bank	Commercial Banking	24-Jan-06	142,430,180	0.85

Samsung Corporation	Trading and Retail Business	24-Jan-06	2,329,827,500	3.91

Metapolice	House Supply	24-Jan-06	200,250,000	4.02

Jeonbuk Bank	Commercial Banking	27-Jan-06	103,728,620	0.89

Samsung Corporation	Trading and Retail Business	8-Feb-06	2,125,932,800	3.88

Samsung Corporation	Trading and Retail Business	9-Feb-06	766,015,250	3.94

Samsung Corporation	Trading and Retail Business	13-Feb-06	2,150,193,040	4.01